PRESS RELEASE
For more information contact:

Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
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            Tikcro Technologies Announces 2008 Annual General Meeting

         TEL AVIV, Israel, December 30, 2008 - Tikcro Technologies Ltd. (OTCBB:
TIKRF) today announced that its Annual General Meeting of Shareholders will be held on Tuesday, February 3, 2009 at 17:30 Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

         The agenda of the meeting is as follows:

         (1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

         (2) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

         (3) consideration of our financial statements for the year ended December 31, 2007.


Items 1 and 2 require the approval of a simple majority of the shares voted on the matter. Item 3 will not involve a vote of the shareholders. The record date for the meeting is January 1, 2009. Tikcro will send its shareholders-of-record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

About Tikcro Technologies:
Tikcro is a company traded on the OTC Bulletin Board. Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transaction described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of bladder, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.